Mayer Brown LLP
700 Louisiana Street
Suite 3400
Houston, Texas 77002-2730

Main Tel (713) 238-3000
Main Fax (713) 238-4888
June 3, 2022	www.mayerbrown.com

VIA EDGAR	Jeff M. Dobbs
Direct Tel (713) 238-2697
Division of Corporation Finance	Direct Fax (713) 238-4697
United States Securities and Exchange Commission	jdobbs@mayerbrown.com
100 F Street, NE
Washington, D.C. 20549

Re:	Evolution Petroleum Corporation
Registration Statement on Form S-3
Filed June 3, 2022
File No. 333-265430

Ladies and Gentlemen:

On behalf of Evolution Petroleum Corporation, a Nevada corporation (the “Company”), we have electronically transmitted this letter in connection with the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) filed by the Company with the United States Securities and Exchange Commission on June 3, 2022.

On January 21, 2022, the Company filed a Current Report on Form 8-K (the “Foundation Initial Report”) to report the closing of the Company’s acquisition of non-operated oil and natural gas assets in the Williston Basin in North Dakota (the “Foundation Transaction”) from Foundation Energy Fund VII-A, LP and Foundation Energy Management, LLC. On March 30, 2022 the Company filed a Current Report on Form 8-K/A (the “Foundation Amended Report”) to amend and supplement the Foundation Initial Report to provide the financial statements for the properties acquired in the Foundation Transaction and the pro forma financial information required by Item 9.01 of Form 8-K.

On April 6, 2022, the Company filed a Current Report on Form 8-K (the “Jonah Initial Report”) to report the closing of the Company’s acquisition of non-operated oil and natural gas assets in the Jonah Field in Sublette County, Wyoming (the “Jonah Transaction”) from Exaro Energy III, LLC.

Before the Company requests acceleration of the effective date of the Registration Statement, the Company will file a Current Report on Form 8-K/A (the “Jonah Amended Report”) to amend and supplement the Jonah Initial Report to provide the financial statements for the properties acquired in the Jonah Transaction and the pro forma financial information required by Item 9.01 of Form 8-K. In addition, the Company will also file all required updates to the pro forma financial information previously filed for acquired properties before the Company requests acceleration of the effective date of the Registration Statement.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

Mayer Brown LLP

United States Securities and Exchange Commission
June 3, 2022
Page 2

Please feel free to contact the undersigned at 713-238-2697 or jdobbs@mayerbrown.com with any notifications, or if you have any questions or need further information. Thank you for your assistance in this matter.

Sincerely,

/s/ Jeff M. Dobbs

Jeff M. Dobbs